September 11, 2009
Mr. John Lucas
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Re:	SEC Comment Letter dated August 27, 2009 Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009 File No. 1-32225
Dear Mr. Lucas,
Regarding your comments arising from your review of the Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009, please see our response to the inquiry raised in your letter dated August 27, 2009. For ease of reference, we have included the staff comments, followed by our response, in the same order as listed in the comment letter.
Role of the Committee, Compensation Consultant and Named Executive Officers in the Compensation Setting Process, page 99
Original SEC Comment 6:
We note that your objective is to set compensation levels at approximately the “middle range” of the market. Identify the range that you have determined is the “middle range,” and state whether your compensation levels in fact fall within that range. Explain any material departures from this range.
New SEC Comment 1:
We note that your response to prior comment 6 is limited to cash compensation awarded to your NEOs who spent more than half of their time to HEP in 2008. In the expanded discussion you have undertaken to provide, explicitly identify those individuals, and also discuss how their total compensation levels compared to those for the applicable peer group. Discuss also the reasons for any material variance from the peer group numbers.
Holly Energy Partners, L.P. Response:
When setting compensation levels at approximately the “middle range” of the market, we generally evaluate the components of our executives’ total compensation in relation to median

Mr. John Lucas
United States Securities and Exchange Commission
September 11, 2009

levels derived from our benchmarking analyses. We consider whether they fall substantially below or above the median compensation levels rather than to an exact percentile above or below the median. If compensation is generally plus or minus 15% to 20% the market median, it is considered to be in the middle range of the market. For each of the Named Executive Officers committing more than half of their time to HEP in 2008 (David Blair and Mark Cunningham), total compensation (including cash and equity components of total compensation) was in the middle range of the market. As noted in our 10-K, this market analysis is just one of many factors considered when making overall compensation decisions for our executives.
With respect to the above staff comments (comment 6 in your comments letter dated May 29, 2009 and comment 1 in your comment letter dated August 27, 2009) that pertain to the “Role of the Committee, Compensation Consultant and Named Executive Offices in the Compensation Setting Process” on page 99 of our Form 10-K for the fiscal year ended December 31, 2008, we will incorporate information provided in our responses into our future filings.
In connection with our response to your comments, we acknowledge that:
•	Holly Energy Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holly Energy Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and Chief Financial Officer

100 Crescent Court, Suite 1600       Dallas, TX 75201       214-871-3555